SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. )*

MoneyLion Inc.

(Name of Issuer)

Classs A common stock, par value $0.0001 per share

(Title of Class of Securities)

60938K106

(CUSIP Number)

Daniel Fried, Patrick Capra, Jeffrey Frommer and Lyusen Krubich

c/o Katten Muchin Rosenman LLP

50 Rockefeller Plaza

New York, New York 10020

(212) 940-8800

Attn: Eliot Lauer, Esq., Evan Borenstein, Esq. and

Jonathan D. Weiner, Esq.

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 24, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 12 Pages)

CUSIP No. 60938K106	SCHEDULE 13D	2 of 12 Pages

1	NAME OF REPORTING PERSONS Daniel Fried
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,920
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 60,920
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,920
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.62%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 60938K106	SCHEDULE 13D	3 of 12 Pages

1	NAME OF REPORTING PERSONS Patrick Capra
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,983
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,983
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,983
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 60938K106	SCHEDULE 13D	4 of 12 Pages

1	NAME OF REPORTING PERSONS Jeffrey Frommer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 241,968
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 241,968
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 241,968
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.47%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 60938K106	SCHEDULE 13D	5 of 12 Pages

1	NAME OF REPORTING PERSONS Lyusen (Louis) Krubich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 246,466
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 246,466
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,466
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.51%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 60938K106	SCHEDULE 13D	6 of 12 Pages

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to the Class A common stock, par value $0.0001 per share (the “Common Stock”), of MoneyLion Inc., a Delaware corporation (the “Company”). The address of the Company's principal executive offices is 30 West 21st Street, 9th Floor, New York, NY 10010.

Item 2.	Identity and Background.

(a)	This Statement is filed by Daniel Fried (“Fried”), Patrick Capra (“Capra”), Jeffrey Frommer (“Frommer”) and Lyusen (Louis) Krubich (“Krubich” and, collectively with Fried, Capra and Frommer, the “Reporting Persons”) as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(b)	The address of Fried is 9115 Wonderland Ave., Los Angeles, CA 90046. The address of Capra is 19 Franklin St., Verona, NJ 07044. The address Frommer is 85 Columbia Terr., Weehawken, NJ 07086. The address of Krubich is 14126 Marquesas Way, Apt. 3352, Marina Del Rey, CA 90292.

(c)	Prior to May 19, 2023 Fried served as President of Malka Media, Capra served as President and CEO of Malka Sports, Frommer served as co-founder of Malka and Krubich served as Chief Executive Officer of Malka. On May 19, 2023, the Company notified the Reporting Persons that their employment with Malka was being terminated.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each Reporting Person is a citizen of the United States of America.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached hereto as Exhibit 99.1.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 is incorporated herein by reference.

CUSIP No. 60938K106	SCHEDULE 13D	7 of 12 Pages

The shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired from the Company pursuant to the MIPA (as defined in Item 4) or through compensatory awards as follows:

	Shares Acquired Pursuant to the MIPA	Shares Acquired Pursuant to Compensatory Awards
Fried	60,786	134
Capra	47,873	110
Frommer	241,968	--
Krubich	246,466	--

The foregoing share amounts are presented on an adjusted basis, giving effect to the 1-for-30 reverse split of the Common Stock effected by the Company on April 24, 2023.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 is incorporated herein by reference.

The Reporting Persons acquired the shares reported herein for investment purposes in connection with the sale of Malka to the Company.

As previously disclosed by the Company, on November 15, 2021, MoneyLion Technologies Inc. (“Buyer”), a wholly owned subsidiary of the Company, completed its acquisition (the “Transaction”) of Malka Media Group LLC (“Malka”) pursuant to the Membership Interest Purchase Agreement (the “MIPA”), by and among Buyer, Malka and each of the Reporting Persons. As previously disclosed by the Company, upon closing of the Transaction, the Company issued to the Reporting Persons restricted shares of Common Stock and paid cash consideration to the Reporting Persons (such shares and cash, the “Closing Consideration”) in exchange for all of the issued and outstanding membership interests of Malka.

In addition to the Closing Consideration, the MIPA provides for an earnout of up to an additional $35,000,000 payable in restricted shares of Common Stock if Malka’s revenue and EBITDA exceeds certain targets in 2021 and 2022, in each case determined in accordance with revenue and EBITDA calculation principles described in the MIPA. Malka’s revenue and EBITDA exceeded the specified targets for the year ended December 31, 2021 and, consequently, the earnout consideration in respect of Malka’s revenue and EBITDA for the year ended December 31, 2021 was paid (through the issuance of shares of Common Stock) during 2022.

The MIPA further provides that, if Malka achieves minimum revenue and EBITDA targets for 2022, the Reporting Persons are entitled to a number of shares (the “2022 Earnout Shares”) of Common Stock equal to $16,750,000, based on the greater of the 30-day volume weighted average price of the Common Stock (the “30-day VWAP”) determined as of the date the 2022 Earnout Shares are issued and $7.00. To the extent Malka’s 2022 revenue exceeded the minimum revenue target (the “2022 Minimum Target”), the MIPA provides that the amount of the 2022 earnout payment will increase on a linear basis up to such number of shares of Common Stock equal to an aggregate value of $25,000,000 (the “Maximum 2022 Earnout Amount”).

CUSIP No. 60938K106	SCHEDULE 13D	8 of 12 Pages

Pursuant to the MIPA, any unvested 2022 Earnout Shares would not be transferable without the Company’s consent. The 2022 Earnout Shares would vest and be released from such restrictions, however, in four equal installments on March 31, 2023, June 30, 2023, September 30, 2023 and December 31, 2023 (each a “Vesting Date”). The MIPA also contains a make-whole right for the benefit of the Reporting Persons which provides that in the event that the 30-day VWAP as of a Vesting Date (the “Vesting Date VWAP”) is less than $7.00, the Reporting Persons would be entitled to additional shares of Common Stock or cash equivalent to (x) the difference between the Vesting Date VWAP for such Vesting Date and $7.00, multiplied by (y) the number of shares of Common Stock vesting on such Vesting Date.

On April 14, 2023 the Company delivered to the seller representative under the MIPA a statement setting forth the Company’s calculation of Malka’s revenue and EBITDA for the year ended December 31, 2022 (the “Company 2022 Earnout Statement”). The Company 2022 Earnout Statement indicated that while Malka’s revenue for 2022 exceeded the 2022 Minimum Target as well as the amount of revenue that would be required to earn the Maximum 2022 Earnout Amount, Malka did not achieve the minimum EBITDA target for 2022. On that basis, the Company determined that the Reporting Persons were not entitled to the 2022 Earnout Shares.

The Reporting Persons dispute the Company’s calculation of Malka’s 2022 EBITDA and believe they are entitled to the Maximum Earnout Amount. In furtherance thereof, on May 25, 2023, the Reporting Persons delivered to the Company a notice objecting to the calculations set forth in the Company 2022 Earnout Statement (the “Objection Notice”). In accordance with the dispute resolution mechanism set forth in the MIPA, the Company and the Reporting Persons are required to negotiate in good faith to resolve their disputes with respect to the earnout calculation during the 30-day period following delivery of the Objection Notice. If the Company and the Reporting Persons fail to resolve their disputes with respect to the 2022 earnout during such 30-day period, then any amount or item remaining in dispute is to be submitted for resolution to an independent accounting firm mutually selected by Buyer and the Reporting Persons.

On May 19, 2023, the Company notified the Reporting Persons that their employment with Malka was being terminated. As a result of such termination, and in light of the pending dispute with respect to the 2022 earnout, the Reporting Persons are evaluating and enforcing their rights and remedies under the MIPA and the related agreements and may be deemed to be acting as a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. If successful, the Reporting Persons’ efforts to enforce their rights could result in, among other things, the issuance of the 2022 Earnout Shares in accordance with the MIPA. Depending on various factors, the Reporting Persons may take such actions with respect to their investments in the Company as they deem appropriate, including, selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

CUSIP No. 60938K106	SCHEDULE 13D	9 of 12 Pages

Item 5.	Interest in Securities of the Issuer.

(a)

(1)	Fried

Number of shares: 60,920

Percentage of shares: 0.62%

(2)	Capra

Number of shares: 47,983

Percentage of shares: 0.49%

(3)	Frommer

Number of shares: 241,968

Percentage of shares: 2.47%

(4)	Krubich

Number of shares: 246,466

Percentage of shares: 2.51%

(b)

(1)	Fried

Sole power to vote or direct the vote: 60,920

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 60,920

Shared power to dispose or direct the disposition: 0

(2)	Capra

Sole power to vote or direct the vote: 47,983

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 47,983

Shared power to dispose or direct the disposition: 0

(1)	Frommer

Sole power to vote or direct the vote: 241,968

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 241,968

Shared power to dispose or direct the disposition: 0

(4)	Krubich

Sole power to vote or direct the vote: 246,466

Shared power to vote or direct the vote: 0

Sole power to dispose or to direct the disposition: 246,466

Shared power to dispose or direct the disposition: 0

CUSIP No. 60938K106	SCHEDULE 13D	10 of 12 Pages

As described in Item 4, the Reporting Persons may be deemed to be a “group” for purposes of the Section 13(d)(3) of the Exchange Act with the other Reporting Persons. The Reporting Persons collectively beneficially own 597,337 shares of Common Stock, or 6.09% of the outstanding Common Stock. The share ownership reported for each Reporting Person does not include any shares of Common Stock owned by any other Reporting Person, and each Reporting Person disclaims beneficial ownership of any shares of Common Stock owned by the other Reporting Persons.

Percentage beneficial ownership reported herein reflects 8,798,196 shares of Common Stock outstanding, as disclosed in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, plus an additional 1,012,293 shares of Common Stock issued by the Company as set forth in the Current Report on Form 8-K filed by the Company on June 1, 2023.

(c) Except as set forth in Item 4 of this Schedule 13D, no Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 4 is incorporated herein by reference.

Restricted Stock Agreement

Upon the closing of the Transaction, each Reporting Person entered into a Restricted Stock Agreement in respect of the shares of Common Stock issued as part of the Closing Consideration. Among other things, each Restricted Stock Agreement provides that if the Company becomes obligated to issue shares of Common Stock in respect of the 2021 earnout of the 2022 earnout, such payments would be conditioned in part on the Reporting Person party thereto executing and delivering an equivalent Restricted Stock Agreement. Each Restricted Stock Agreement prohibits the transfer of the shares of Common Stock covered thereby without the consent of the Company; however, such restrictions had lapsed, in their entirety, in respect of the shares of Common Stock included in the Closing Consideration or issued in respect of the 2021 earnout, as of September 30, 2022 and December 31, 2022, respectively.

The foregoing description of certain terms of the Restricted Stock Agreements is a summary only, does not purport to be complete, and is qualified in its entirety by reference to the full text of such agreements, the form of which is filed herewith as Exhibit 1 and incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Form of Restricted Stock Agreement*

Exhibit 99.1	Joint Filing Agreement dated as of June 2, 2023 by and among the Reporting Persons.*

*	Filed herewith.

CUSIP No. 60938K106	SCHEDULE 13D	11 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 2023

/s/ Daniel Fried
Daniel Fried

/s/ Patrick Capra
Patrick Capra

/s/ Jeffrey Frommer
Jeffrey Frommer

/s/ Lyusen Krubich
Lyusen Krubich

CUSIP No. 60938K106	SCHEDULE 13D	12 of 12 Pages

Exhibit Index

Exhibit Number	Description
Exhibit 1	Form of Restricted Stock Agreement*

Exhibit 99.1	Joint Filing Agreement dated as of June 2, 2023 by and among the Reporting Persons.*

*	Filed herewith.